JUNEE LTD

November 20, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Junee Ltd
Amendment No. 9 to Registration Statement on Form F-1
Filed October 31, 2023
Registration No. 333-266116

Ladies and Gentlemen:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on November 14, 2023, regarding our Amendment No. 9 to the Registration Statement on Form F-1 filed on October 31, 2023. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No. 10 to the Registration Statement on Form F-1 (“Amendment No. 10”) is being filed to accompany this letter.

Amendment No. 9 to Registration Statement on Form F-1

General

1. Please refer to the resale prospectus cover page. We note your disclosure that the closing of the resale offering is "conditioned upon NASDAQ’s final approval of your listing application." Please revise to clarify whether or not the resale offering is contingent on the listing of your Ordinary Shares on NASDAQ.

Response: In response to the Staff’s comment, we have revised the disclosure on the resale prospectus cover page in Amendment No. 10 to clarify that the resale offering is contingent on the listing of our Ordinary Shares on NASDAQ.

2. We note your disclosure that the resale shares may be sold concurrently with your initial public offering and from time to time thereafter. We also note that the selling shareholders will sell the resale shares at the public offering price and, following listing on NASDAQ, at the market. Please revise your disclosure to clearly indicate whether any resales will be made before the shares in the initial public offering begin trading on NASDAQ. If so, please confirm that you will specify prior to effectiveness the fixed price at which or bona fide price range within which the selling shareholders will sell their shares and revise the resale prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. Alternatively, please revise your resale prospectus cover page to remove the reference to the concurrent sale of shares with the initial public offering and clarify that the selling shareholders will sell their shares only once trading of your common stock begins.

Response: In response to the Staff’s comment, we have revised the disclosure on the resale prospectus cover page in Amendment No. 10 to remove the reference to the concurrent sale of shares with the initial public offering and clarified that the selling shareholders will sell their shares only when trading of our Ordinary Shares has begun.

Very truly yours,

/s/ Sai Kit (Dicky) Yip
Name:	Sat Kit (Dicky) Yip
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC